SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934

Amendment No. 1

Rock of Ages Corporation
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(Name of Issuer)

Class A Common Stock, $0.01 par value
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(Title of Class of Securities)

772632105
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(CUSIP Number)

Douglas M. Schair
PO Box 402
Portland, ME 04112
(207) 781-7706
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2001
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Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.240.13d-1(e), 240.13.d-1(f) or 240.13d-1(g), check the following box. [ ]

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(1) Names of reporting persons; I.R.S. Identification Nos. of above persons (entities only)

Douglas M. Schair ###-##-####
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(2) Check the appropriate box if a member of a group

Not applicable
(a) [ ]
(b) [ ]
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(3) SEC use only

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(4) Source of funds (see instructions)

PF

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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

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(6) Citizenship or place of organization

United States

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Number of shares beneficially owned by each reporting person with:

(7) Sole dispositive power     404,673

(8) Shared voting power     - 0 -

(9) Sole dispositive power     404,673

(10) Shared dispositive power     - 0 -

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(11) Aggregate amount beneficially owned by each reporting person

404,673
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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

[ ]
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(13) Percent of class represented by amount in Row (11)

8.48%
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(14) Type of reporting person

IN
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ITEM 1. SECURITY AND ISSUER

This Schedule relates to Class A Common Stock, $0.01 par value, of Rock of Ages Corporation, 369 No. State St., Concord, New Hampshire 03101

ITEM 2. IDENTITY AND BACKGROUND

(a) Douglas M. Schair

(b) PO Box 402, Portland, ME 04112

(c) Douglas M. Schair is self-employed.

(d) Douglas M. Schair, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Douglas M. Schair has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Douglas M. Schair is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Douglas M. Schair's source of funds used to acquire securities subject to this Schedule was personal funds, none of which were borrowed. The aggregate purchase price of the securities was $1,978,582.19.

ITEM 4. PURPOSE OF TRANSACTIONS.

The purpose of the acquisition of the Securities is for investment.

Douglas M. Schair does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule D. Douglas M. Schair may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Rock of Ages Corporation common stock beneficially owned by Douglas M. Schair is 404,673 representing approximately 8.48% of the class, based on the most recent Quarterly Report on Form 10-Q filed by the issuer.

(b) Douglas M. Schair possesses sole power to vote or direct the vote and dispose or direct the disposition of securities.

(C) Douglas M. Schair effected the following purchases of the securities, in broker transactions, in the past 60 days:

Date	No. of Shares	Price Per Share

September 4	22,500	$6.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 10, 2001

/s/Douglas M. Schair

Douglas M. Schair